================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                   FORM 11-K
                            ------------------------

[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF
    1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT
    OF 1934

FOR THE TRANSITION PERIOD FROM                TO

COMMISSION FILE NUMBER 1-12387

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                    TENNECO THRIFT PLAN FOR HOURLY EMPLOYEES

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  TENNECO INC.
                                1275 KING STREET
                          GREENWICH, CONNECTICUT 06831

================================================================================

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Tenneco Benefits Committee:

We have audited the accompanying statement of net assets available for plan benefits of the Tenneco Thrift Plan For Hourly Employees as of December 31, 1996, and the related statement of changes in net assets available for plan benefits for the period from inception (April 1, 1996) through December 31, 1996. These financial statements and the schedules referred to below are the responsibility of the Tenneco Benefits Committee. Our responsibility is to express an opinion on these financial statements and schedules based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Tenneco Thrift Plan For Hourly Employees as of December 31, 1996, and the changes in net assets available for plan benefits for the period from inception (April 1, 1996) through December 31, 1996, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1996, included as Schedule I, reportable transactions -- series of transactions for the period from inception (April 1, 1996) through December 31, 1996, included as Schedule II, and reportable transactions -- single transactions for the period from inception (April 1, 1996) through December 31, 1996, included as Schedule III, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                          ARTHUR ANDERSEN LLP

Houston, Texas
June 20, 1997

                    TENNECO THRIFT PLAN FOR HOURLY EMPLOYEES

              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                               DECEMBER 31, 1996

                                                                                          MARKET
                                                             SHARES         COST           VALUE
                                                             ------         ----          ------
INVESTMENTS:
  Corporate securities --
     Tenneco Inc. common stock..........................      137,232    $ 5,674,959    $ 6,192,594
     El Paso Natural Gas Company common stock...........       12,076        503,073        609,841
     Newport News Shipbuilding Inc. common stock........       25,970        382,908        389,550
                                                                         -----------    -----------
                                                                           6,560,940      7,191,985
  Collective trust funds --
     BZW Barclays Equity Index Fund.....................      162,310      3,175,816      3,181,878
     BZW Barclays U.S. Debt Market Index Fund...........      150,322      1,793,249      1,783,655
                                                                         -----------    -----------
                                                                           4,969,065      4,965,533
  Registered investment companies --
     Fidelity Growth Company Fund.......................       63,968      2,706,927      2,588,137
     INVESCO Value Trust Total Return Fund..............       11,668        275,895        283,529
     Putnam New Opportunities Fund......................       55,325      2,329,047      2,247,853
     Templeton Foreign Fund.............................       25,499        255,163        264,170
                                                                         -----------    -----------
                                                                           5,567,032      5,383,689
  Money market fund.....................................    2,335,726      2,335,726      2,335,726
  Participant loans receivable..........................      566,866        566,866        566,866
                                                                         -----------    -----------
       Total investments................................                 $19,999,629     20,443,799
                                                                         ===========    -----------
RECEIVABLES:
  Employees' contributions..............................                                    241,875
  Employers' contributions..............................                                    117,445
  Accrued interest......................................                                     13,189
OTHER...................................................                                     (7,777)
                                                                                        -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS..................                                $20,808,531
                                                                                        ===========

  The accompanying notes to financial statements are an integral part of this financial statement.

                    TENNECO THRIFT PLAN FOR HOURLY EMPLOYEES

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                 FOR THE PERIOD FROM INCEPTION (APRIL 1, 1996)
                           THROUGH DECEMBER 31, 1996

NET ASSETS AVAILABLE FOR PLAN BENEFITS, beginning of
  period....................................................    $        --
                                                                -----------
ADD:
  Dividends --
     Tenneco Inc............................................         64,025
     Registered investment companies........................        118,864
  Interest..................................................         22,976
                                                                -----------
                                                                    205,865
  Net depreciation in fair value of investments.............        (75,710)
                                                                -----------
       Net investment income................................        130,155
  Contributions --
     Employees..............................................      2,852,360
     Employers..............................................      3,319,046
     Rollovers..............................................      5,001,463
                                                                -----------
                                                                 11,172,869
  Repayment of loan interest................................          4,874
  Transfer from other plans (Note 4)........................      9,657,825
  Other.....................................................         12,333
                                                                -----------
       Total additions......................................     20,978,056
                                                                -----------
DEDUCT:
  Withdrawals...............................................        169,525
                                                                -----------
       Total deductions.....................................        169,525
                                                                -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS, end of period.......    $20,808,531
                                                                ===========

  The accompanying notes to financial statements are an integral part of this financial statement.

                    TENNECO THRIFT PLAN FOR HOURLY EMPLOYEES

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1996

1. DESCRIPTION OF THE HOURLY THRIFT PLAN:

The following description of the Tenneco Thrift Plan For Hourly Employees (the Hourly Thrift Plan) provides only general information. Participants should refer to the Hourly Thrift Plan for a more complete description of the Hourly Thrift Plan's provisions.

REORGANIZATION OF SPONSOR

During 1996, Tenneco Inc. (Old Tenneco) undertook a series of transactions to reorganize its historical businesses (the Transaction). Prior to the Transaction, Old Tenneco restructured its businesses such that the assets, liabilities and operations of its automotive (Tenneco Automotive), packaging (Tenneco Packaging) and administrative services businesses (collectively, the Industrial Business) were owned and operated by New Tenneco Inc. (New Tenneco), a new wholly owned subsidiary of Old Tenneco, and the assets, liabilities and operations of its shipbuilding business (the Shipbuilding Business) were owned and operated by Newport News Shipbuilding Inc. (Newport News), another wholly owned subsidiary of Old Tenneco. On December 11, 1996, Old Tenneco spunoff New Tenneco and Newport News by distributing all of the common stock of each company to Old Tenneco's shareowners (the Distributions). Following the Distributions, on December 12, 1996, a subsidiary of El Paso Natural Gas Company (El Paso) was merged (the Merger) into Old Tenneco, which then consisted solely of Old Tenneco's remaining active businesses, principally in the energy industry, and certain discontinued operations (the Energy Business), with Old Tenneco surviving the Merger as a subsidiary of El Paso. Immediately subsequent to the Merger, Old Tenneco was renamed "El Paso Tennessee Pipeline Co." and New Tenneco was renamed "Tenneco Inc."

In connection with the Distributions, one share of New Tenneco common stock was issued for each share of Old Tenneco common stock and one share of Newport News common stock was issued for each five shares of Old Tenneco common stock. Also, in connection with the Merger, Old Tenneco shareowners received .093 shares of El Paso common stock for each share of Old Tenneco common stock. Accordingly, the shares of Old Tenneco common stock held in the accounts of the Hourly Thrift Plan participants were exchanged for shares of New Tenneco, Newport News and El Paso, and New Tenneco succeeded Old Tenneco as sponsor of the Hourly Thrift Plan.

For purposes of these financial statements, "Tenneco Inc." or "Employers" refers to Old Tenneco and its subsidiaries which have adopted the Hourly Thrift Plan prior to the Transaction, and to Tenneco Inc., formerly known as New Tenneco Inc., and its subsidiaries which have continued sponsorship of the Hourly Thrift Plan subsequent to the Transaction.

GENERAL

The Hourly Thrift Plan was established effective as of April 1, 1996, and was amended and restated effective December 1, 1996. The Hourly Thrift Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

The Hourly Thrift Plan covers eligible employees of the Employers.

CONTRIBUTIONS

Eligible employees electing to participate in the Hourly Thrift Plan may make salary deferral contributions by payroll deduction of not less than 1 percent nor greater than 8 percent of compensation, as defined, with such contributions limited to $9,500 for 1996. Effective with the merger of the Tenneco Automotive Hourly Employees Savings Plan (the Automotive Plan) into the Hourly Thrift Plan (see Note 4), the Employers contribute on behalf of Tenneco Automotive participants a matching contribution equal to the following percentage of the affected participants' total salary deferral contribution, based on the number of years of participation:

                      YEARS OF                          MATCHING
                    PARTICIPATION                      PERCENTAGE
                    -------------                      ----------
Less than 1..........................................      30%
1 but less than 2....................................      40
2 or more............................................      50

The Employers contribute on behalf of all other participants a matching contribution equal to 100 percent of the participants' salary deferral contributions not to exceed 3 percent of the participants' compensation.

The Employers matching contributions are made in the form of Tenneco Inc. common stock. The Employers matching contributions and the related earnings must remain in the form of Tenneco Inc. common stock until the participant reaches age 55 or terminates employment and requests a total plan distribution.

VESTING

Participants are 100 percent vested in their salary deferral contributions made to the Hourly Thrift Plan.

The Employers matching contributions become vested in accordance with the following schedule:

  YEARS                                                      VESTED
OF SERVICE                                                 PERCENTAGE
----------                                                 ----------
   1.....................................................          20%
   2.....................................................          40
   3.....................................................          60
   4.....................................................          80
   5.....................................................         100

Upon attainment of age 65, or termination of employment due to death or total disability, a participant will become 100 percent vested in the Employers matching contributions. Forfeited nonvested accounts will be applied to reduce future Employers matching contributions.

WITHDRAWALS AND PARTICIPANT LOANS

Upon retirement or other termination of employment, the participant may receive the value of the vested interest in his account as a lump-sum distribution.

A participant who has attained age 55 may elect an in-service withdrawal. If a participant has not attained age 59- 1/2, he may elect to withdraw all or part of his account balance, reduced by the portion of his account balance attributable to salary deferral contributions.

A participant may borrow from his account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 minus the highest outstanding loan balance during the last 12 months, or 50 percent of his account balance. Loan terms range from 1 to 4- 1/2 years. The loans are secured by the balance in the participant's account and bear interest at a rate equal to the highest share-secured interest rate charged by the Tenneco Federal Credit Union. The average interest rate for new loans was 7.75 percent during 1996. Principal and interest are paid through payroll deductions.

ADMINISTRATION

The Hourly Thrift Plan is administered by the Tenneco Benefits Committee (the Committee). NationsBank (the Trustee) is the Trustee of the Hourly Thrift Plan Trust (the Trust).

2. SUMMARY OF ACCOUNTING POLICIES:

BASIS OF ACCOUNTING

The financial statements of the Hourly Thrift Plan are presented on the accrual basis of accounting. The investments of the Hourly Thrift Plan are reported at quoted market value.

EARNINGS

Individual participants' accounts are credited daily with investment earnings and losses. Investment earnings and losses are credited based upon the number of shares held in an individual participant's account and the fair market value per share at the close of business each day.

EXPENSES

Trustee and other administrative expenses are paid by the Employers or from earnings attributable to unallocated amounts. Such expenses may also be paid from the Trust in the event the Employers' payments and such earnings are insufficient to meet such expenses. Brokerage fees, transfer taxes, individual income taxes and all other charges and expenses resulting from purchases or sales of securities are charged to the accounts of the participants. In all other cases, including any situation where the allocation of the charge to a participant within a particular investment option is undeterminable, expenses are charged proportionately against all the accounts within that investment option. Any other expenses chargeable against the entire Trust are charged to each individual account in the proportion that such account bears to the total amount of the Trust.

USE OF ESTIMATES

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

3. INVESTMENT OPTIONS:

Participants must invest contributions and other cash amounts credited to their accounts in one or more of the following:

     Tenneco Inc. Common Stock.

     BZW Barclays Equity Index Fund -- Fund seeks to earn high returns by investing in a broad array of established U.S. companies.

     BZW Barclays U.S. Debt Market Index Fund -- Fund seeks to earn moderate returns with a moderate level of risk by investing in a diversified portfolio of high-quality U.S. Government, corporate, mortgage-backed and asset-backed bonds.

     Fidelity Growth Company Fund -- Fund seeks capital appreciation by investing primarily in common stock and securities convertible into common stock of those companies believed to have above-average growth.

     INVESCO Value Trust Total Return Fund -- Fund seeks reasonably consistent total returns over a variety of market cycles by investing in a combination of equity securities and fixed income securities.

     Putnam New Opportunities Fund -- Fund seeks to achieve long-term capital appreciation primarily through common stock investments in companies in economic sectors with above-average prospects for growth.

     Templeton Foreign Fund -- Fund invests in stocks and debt obligations of companies and governments outside the U.S.

     Money Market Fund -- Invests in Nations Cash Reserves, which seek to preserve principal value and maintain a high degree of liquidity while providing current income.

Shares of Newport News and El Paso common stock received in connection with the Distributions and Merger are held in separate funds; however, participants cannot direct contributions or investment transfers to these funds.

See Exhibits 1 and 2 for individual fund information.

4. TRANSFER FROM OTHER PLANS:

Effective November 30, 1996, the Automotive Plan was merged into the Hourly Thrift Plan.

5. ACQUISITIONS:

During 1996, Tenneco Packaging acquired Amoco Foam Products Company (Amoco
Foam). As agreed to in the purchase agreement, the former Amoco Foam hourly employees were allowed to participate in the Hourly Thrift Plan effective October 1, 1996. Employers' contributions in the statement of changes in net assets available for plan benefits includes a one-time special contribution related to these former Amoco Foam employees in the amount of $68,702 to make up for the period from date of acquisition to October 1, 1996.

Beginning October 1, 1996, and ending October 31, 1996, former Amoco Foam hourly employees could have made an elective transfer of their account balances in the Amoco Employee Savings Plan (the Amoco Foam Plan) into the Hourly Thrift Plan, provided that the former Amoco Foam hourly employees did not have more than one loan outstanding under the Amoco Foam Plan.

During 1995, Tenneco Packaging acquired the Mobil Plastics Division of Mobil Oil Corporation (Mobil). As agreed to in the purchase agreement, the former Mobil hourly employees were not allowed to participate in the Hourly Thrift Plan until April 1, 1996. In order to compensate this group of employees for the matching contribution for which they were not eligible during the period from November 17, 1995, through April 1, 1996, Tenneco Packaging made a one-time special contribution equal to 6 percent of the compensation recognized under their old plan during that period. Employers' contributions in the statement of changes in net assets available for plan benefits includes the one-time special contribution of $1,644,063.

Beginning April 1, 1996, and ending September 27, 1996, former Mobil hourly employees could have made an elective transfer of their account balances in the Mobil Employee Savings Plan (the Mobil Plan) into the Hourly Thrift Plan provided, however, that no elective transfer was permitted if the former Mobil hourly employees had a loan outstanding under the Mobil Plan.

6.  FEDERAL INCOME TAXES:

The Hourly Thrift Plan has not been submitted to the Internal Revenue Service for an initial determination letter. However, the plan administrator and the Hourly Thrift Plan's legal counsel believe that the Hourly Thrift Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Hourly Thrift Plan was qualified and the related trust was tax-exempt as of the financial statement date.

7.  TERMINATION OF THE HOURLY THRIFT PLAN:

Although the participating Employers intend to continue the Hourly Thrift Plan indefinitely, they reserve the right to terminate the Hourly Thrift Plan or withdraw from participation in the Hourly Thrift Plan. Any assets which are not allocated to the accounts of participants upon the complete termination of the Hourly Thrift Plan or complete discontinuance of contributions will be allocated among all of the participants' accounts pro rata on the basis of their account balance at the date of termination.

                                                                       EXHIBIT 1

                    TENNECO THRIFT PLAN FOR HOURLY EMPLOYEES
   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                               DECEMBER 31, 1996

                                                                        PARTICIPANT-DIRECTED INVESTMENT
                                             -------------------------------------------------------------------------------------
                                                                           NEWPORT NEWS                      BZW
                                                              EL PASO      SHIPBUILDING                    BARCLAYS      FIDELITY
                                             TENNECO INC.   NATURAL GAS        INC.       BZW BARCLAYS    U.S. DEBT       GROWTH
                                                COMMON        COMPANY         COMMON      EQUITY INDEX   MARKET INDEX    COMPANY
                                                STOCK       COMMON STOCK      STOCK           FUND           FUND          FUND
                                             ------------   ------------   ------------   ------------   ------------    --------
INVESTMENTS:
 Corporate securities --
   Tenneco Inc. common stock...............   $3,588,184      $     --       $     --      $       --     $       --    $       --
   El Paso Natural Gas Company common
    stock..................................           --       609,841             --              --             --            --
   Newport News Shipbuilding Inc. common
    stock..................................           --            --        389,550              --             --            --
                                              ----------      --------       --------      ----------     ----------    ----------
                                               3,588,184       609,841        389,550              --             --            --
 Collective trust funds --
   BZW Barclays Equity Index Fund..........           --            --             --       3,181,878             --            --
   BZW Barclays U.S. Debt Market Index
    Fund...................................           --            --             --              --      1,783,655            --
                                              ----------      --------       --------      ----------     ----------    ----------
                                                      --            --             --       3,181,878      1,783,655            --
 Registered investment companies --
   Fidelity Growth Company Fund............           --            --             --              --             --     2,588,137
   INVESCO Value Trust Total Return Fund...           --            --             --              --             --            --
   Putnam New Opportunities Fund...........           --            --             --              --             --            --
   Templeton Foreign Fund..................           --            --             --              --             --            --
                                              ----------      --------       --------      ----------     ----------    ----------
                                                      --            --             --              --             --     2,588,137
 Money market fund.........................       99,596        15,864         11,992              --             --            --
 Participant loans receivable..............           --            --             --              --             --            --
                                              ----------      --------       --------      ----------     ----------    ----------
      Total investments....................    3,687,780       625,705        401,542       3,181,878      1,783,655     2,588,137
RECEIVABLES:
 Employees' contributions..................       33,889            --             --          45,800         27,987        45,506
 Employers' contributions..................           --            --             --              --             --            --
 Accrued interest..........................          237            38             29              --             --            --
OPTION TRANSFERS RECEIVABLE (PAYABLE)......        5,145            --             --           1,251            306           955
OTHER......................................           --            --             --              --             --            --
                                              ----------      --------       --------      ----------     ----------    ----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS.....   $3,727,051      $625,743       $401,571      $3,228,929     $1,811,948    $2,634,598
                                              ==========      ========       ========      ==========     ==========    ==========

                                                               PARTICIPANT-DIRECTED INVESTMENT
                                             -------------------------------------------------------------------

                                               INVESCO         PUTNAM
                                             VALUE TRUST         NEW        TEMPLETON     MONEY
                                             TOTAL RETURN   OPPORTUNITIES    FOREIGN      MARKET     PARTICIPANT
                                                 FUND           FUND          FUND         FUND         LOANS
                                             ------------   -------------   ---------     ------     -----------
INVESTMENTS:
 Corporate securities --
   Tenneco Inc. common stock...............    $     --      $       --     $     --    $       --    $     --
   El Paso Natural Gas Company common
    stock..................................          --              --           --            --          --
   Newport News Shipbuilding Inc. common
    stock..................................          --              --           --            --          --
                                               --------      ----------     --------    ----------    --------
                                                     --              --           --            --          --
 Collective trust funds --
   BZW Barclays Equity Index Fund..........          --              --           --            --          --
   BZW Barclays U.S. Debt Market Index
    Fund...................................          --              --           --            --          --
                                               --------      ----------     --------    ----------    --------
                                                     --              --           --            --          --
 Registered investment companies --
   Fidelity Growth Company Fund............          --              --           --            --          --
   INVESCO Value Trust Total Return Fund...     283,529              --           --            --          --
   Putnam New Opportunities Fund...........          --       2,247,853           --            --          --
   Templeton Foreign Fund..................          --              --      264,170            --          --
                                               --------      ----------     --------    ----------    --------
                                                283,529       2,247,853      264,170            --          --
 Money market fund.........................          --              --           --     2,092,529          --
 Participant loans receivable..............          --              --           --            --     566,866
                                               --------      ----------     --------    ----------    --------
      Total investments....................     283,529       2,247,853      264,170     2,092,529     566,866
RECEIVABLES:
 Employees' contributions..................       7,900          44,673        6,165        29,955          --
 Employers' contributions..................          --              --           --            --          --
 Accrued interest..........................       1,077              --           --         8,346       1,820
OPTION TRANSFERS RECEIVABLE (PAYABLE)......         193           1,868          203         1,785     (11,706)
OTHER......................................          --              --           --            --          --
                                               --------      ----------     --------    ----------    --------
NET ASSETS AVAILABLE FOR PLAN BENEFITS.....    $292,699      $2,294,394     $270,538    $2,132,615    $556,980
                                               ========      ==========     ========    ==========    ========

                                                 NONPARTICIPANT-
                                                    DIRECTED
                                                   INVESTMENTS
                                             -----------------------
                                             TENNECO INC.
                                                COMMON      CLEARING
                                                STOCK       ACCOUNT       TOTAL
                                             ------------   --------      -----
INVESTMENTS:
 Corporate securities --
   Tenneco Inc. common stock...............   $2,604,410    $    --    $ 6,192,594
   El Paso Natural Gas Company common
    stock..................................           --         --        609,841
   Newport News Shipbuilding Inc. common
    stock..................................           --         --        389,550
                                              ----------    -------    -----------
                                               2,604,410         --      7,191,985
 Collective trust funds --
   BZW Barclays Equity Index Fund..........           --         --      3,181,878
   BZW Barclays U.S. Debt Market Index
    Fund...................................           --         --      1,783,655
                                              ----------    -------    -----------
                                                      --         --      4,965,533
 Registered investment companies --
   Fidelity Growth Company Fund............           --         --      2,588,137
   INVESCO Value Trust Total Return Fund...           --         --        283,529
   Putnam New Opportunities Fund...........           --         --      2,247,853
   Templeton Foreign Fund..................           --         --        264,170
                                              ----------    -------    -----------
                                                      --         --      5,383,689
 Money market fund.........................       72,289     43,456      2,335,726
 Participant loans receivable..............           --         --        566,866
                                              ----------    -------    -----------
      Total investments....................    2,676,699     43,456     20,443,799
RECEIVABLES:
 Employees' contributions..................           --         --        241,875
 Employers' contributions..................      117,445         --        117,445
 Accrued interest..........................          178      1,464         13,189
OPTION TRANSFERS RECEIVABLE (PAYABLE)......           --         --             --
OTHER......................................           --     (7,777)        (7,777)
                                              ----------    -------    -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS.....   $2,794,322    $37,143    $20,808,531
                                              ==========    =======    ===========

   This exhibit is an integral part of the accompanying financial statements.

                                                                       EXHIBIT 2

                    TENNECO THRIFT PLAN FOR HOURLY EMPLOYEES

   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND
                                  INFORMATION
    FOR THE PERIOD FROM INCEPTION (APRIL 1, 1996) THROUGH DECEMBER 31, 1996

                                                                   PARTICIPANT-DIRECTED INVESTMENT
                                        -------------------------------------------------------------------------------------
                                                                      NEWPORT NEWS
                                                         EL PASO      SHIPBUILDING                  BZW BARCLAYS    FIDELITY
                                        TENNECO INC.   NATURAL GAS        INC.       BZW BARCLAYS    U.S. DEBT       GROWTH
                                           COMMON        COMPANY         COMMON      EQUITY INDEX   MARKET INDEX    COMPANY
                                           STOCK       COMMON STOCK      STOCK           FUND           FUND          FUND
                                        ------------   ------------   ------------   ------------   ------------    --------
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS,
 beginning of period..................   $       --      $     --       $     --      $       --     $       --    $       --
ADD:
 Dividends --
   Tenneco Inc. common stock..........       14,357            --             --              --             --            --
   Registered investment companies....           --            --             --              --             --        92,675
 Interest.............................        3,141            38             29              --             --            --
                                         ----------      --------       --------      ----------     ----------    ----------
                                             17,498            38             29              --             --        92,675
 Net appreciation (depreciation) in
   fair value of investments..........       45,157        54,342        (25,970)          7,748         (9,519)     (117,851)
                                         ----------      --------       --------      ----------     ----------    ----------
     Net investment income (loss).....       62,655        54,380        (25,941)          7,748         (9,519)      (25,176)
 Contributions --
   Employees..........................      510,091            --             --         419,774        261,656       512,821
   Employers..........................           --            --             --              --             --            --
   Rollovers..........................    1,483,881            --             --         463,180        147,994       418,222
                                         ----------      --------       --------      ----------     ----------    ----------
                                          1,993,972            --             --         882,954        409,650       931,043
 Repayment of loan interest...........           --            --             --              --             --            --
 Distributions and Merger.............     (573,688)      573,892        429,279              --             --            --
 Transfer from other plans (Note 4)...    2,272,965            --             --       2,341,617      1,418,386     1,735,781
 Other................................           --            --             --              --             --            --
                                         ----------      --------       --------      ----------     ----------    ----------
     Total additions..................    3,755,904       628,272        403,338       3,232,319      1,818,517     2,641,648
                                         ----------      --------       --------      ----------     ----------    ----------
DEDUCT:
 Withdrawals..........................       18,123         1,415            962          13,901          3,488        11,244
                                         ----------      --------       --------      ----------     ----------    ----------
     Total deductions.................       18,123         1,415            962          13,901          3,488        11,244
OPTION TRANSFERS......................      (10,730)       (1,114)          (805)         10,511         (3,081)        4,194
                                         ----------      --------       --------      ----------     ----------    ----------
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, end of period..............   $3,727,051      $625,743       $401,571      $3,228,929     $1,811,948    $2,634,598
                                         ==========      ========       ========      ==========     ==========    ==========

                                                          PARTICIPANT-DIRECTED INVESTMENT
                                        -------------------------------------------------------------------

                                          INVESCO         PUTNAM
                                        VALUE TRUST         NEW        TEMPLETON     MONEY
                                        TOTAL RETURN   OPPORTUNITIES    FOREIGN      MARKET     PARTICIPANT
                                            FUND           FUND          FUND         FUND         LOANS
                                        ------------   -------------   ---------     ------     -----------
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS,
 beginning of period..................    $     --      $       --     $     --    $       --    $     --
ADD:
 Dividends --
   Tenneco Inc. common stock..........          --              --           --            --          --
   Registered investment companies....       4,751          15,453        5,985            --          --
 Interest.............................          --              --           --        14,816          --
                                          --------      ----------     --------    ----------    --------
                                             4,751          15,453        5,985        14,816          --
 Net appreciation (depreciation) in
   fair value of investments..........       7,910         (80,706)       9,373            --          --
                                          --------      ----------     --------    ----------    --------
     Net investment income (loss).....      12,661         (65,253)      15,358        14,816          --
 Contributions --
   Employees..........................     136,149         556,509      109,048       346,312          --
   Employers..........................          --              --           --            --          --
   Rollovers..........................     133,088         757,713      160,453     1,123,652     313,280
                                          --------      ----------     --------    ----------    --------
                                           269,237       1,314,222      269,501     1,469,964     313,280
 Repayment of loan interest...........          --              --           --            --       4,874
 Distributions and Merger.............          --              --           --            --          --
 Transfer from other plans (Note 4)...          --       1,007,337           --       751,529     110,582
 Other................................          --              --           --            --          --
                                          --------      ----------     --------    ----------    --------
     Total additions..................     281,898       2,256,306      284,859     2,236,309     428,736
                                          --------      ----------     --------    ----------    --------
DEDUCT:
 Withdrawals..........................       5,364          19,952        6,249        10,634          --
                                          --------      ----------     --------    ----------    --------
     Total deductions.................       5,364          19,952        6,249        10,634          --
OPTION TRANSFERS......................      16,165          58,040       (8,072)      (93,060)    128,244
                                          --------      ----------     --------    ----------    --------
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, end of period..............    $292,699      $2,294,394     $270,538    $2,132,615    $556,980
                                          ========      ==========     ========    ==========    ========

                                            NONPARTICIPANT-
                                                DIRECTED
                                              INVESTMENTS
                                        ------------------------
                                        TENNECO INC.
                                           COMMON      CLEARING
                                           STOCK        ACCOUNT       TOTAL
                                        ------------   --------       -----
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS,
 beginning of period..................   $       --    $      --   $        --
ADD:
 Dividends --
   Tenneco Inc. common stock..........       49,668           --        64,025
   Registered investment companies....           --           --       118,864
 Interest.............................        2,353        2,599        22,976
                                         ----------    ---------   -----------
                                             52,021        2,599       205,865
 Net appreciation (depreciation) in
   fair value of investments..........       33,806           --       (75,710)
                                         ----------    ---------   -----------
     Net investment income (loss).....       85,827        2,599       130,155
 Contributions --
   Employees..........................           --           --     2,852,360
   Employers..........................    3,319,046           --     3,319,046
   Rollovers..........................           --           --     5,001,463
                                         ----------    ---------   -----------
                                          3,319,046           --    11,172,869
 Repayment of loan interest...........           --           --         4,874
 Distributions and Merger.............     (429,483)          --            --
 Transfer from other plans (Note 4)...           --       19,628     9,657,825
 Other................................           --       12,333        12,333
                                         ----------    ---------   -----------
     Total additions..................    2,975,390       34,560    20,978,056
                                         ----------    ---------   -----------
DEDUCT:
 Withdrawals..........................       78,193           --       169,525
                                         ----------    ---------   -----------
     Total deductions.................       78,193           --       169,525
OPTION TRANSFERS......................     (102,875)       2,583            --
                                         ----------    ---------   -----------
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, end of period..............    2,794,322    $  37,143   $20,808,531
                                         ==========    =========   ===========

   This exhibit is an integral part of the accompanying financial statements.

                                                                      SCHEDULE I

                    TENNECO THRIFT PLAN FOR HOURLY EMPLOYEES

                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               DECEMBER 31, 1996

                                                                         SHARES OR                    CURRENT
           IDENTITY OF ISSUE                  DESCRIPTION OF ASSET       FACE VALUE      COST          VALUE
           -----------------                  --------------------       ----------      ----         -------
CORPORATE SECURITIES:
  Tenneco Inc.*........................   Tenneco Inc. common stock        137,232    $ 5,674,959   $ 6,192,594
  El Paso Natural Gas Company..........   El Paso Natural Gas Company
                                          common stock                      12,076        503,073       609,841
  Newport News Shipbuilding Inc........   Newport News Shipbuilding
                                          Inc. common stock                 25,970        382,908       389,550
                                                                                      -----------   -----------
                                            Total corporate securities                  6,560,940     7,191,985
                                                                                      -----------   -----------
COLLECTIVE TRUST FUNDS:
  BZW Barclays Global Investors........   BZW Barclays Equity Index
                                          Fund                             162,310      3,175,816     3,181,878
  BZW Barclays Global Investors........   BZW Barclays U.S. Debt
                                          Market Index Fund                150,322      1,793,249     1,783,655
                                                                                      -----------   -----------
                                            Total collective trust
                                              funds                                     4,969,065     4,965,533
                                                                                      -----------   -----------
REGISTERED INVESTMENT COMPANIES:
  Fidelity Investments Institutional
    Services Co........................   Fidelity Growth Company Fund      63,968      2,706,927     2,588,137
  INVESCO Funds Group, Inc.............   INVESCO Value Trust Total
                                          Return Fund                       11,668        275,895       283,529
  Putnam Management Company............   Putnam New Opportunities
                                          Fund                              55,325      2,329,047     2,247,853
  Franklin Templeton...................   Templeton Foreign Fund            25,499        255,163       264,170
                                                                                      -----------   -----------
                                            Total registered
                                              investment companies                      5,567,032     5,383,689
                                                                                      -----------   -----------
  NationsBank..........................   Nations Cash Reserves          2,335,726      2,335,726     2,335,726
  Tenneco Thrift Plan for Hourly
    Employees*.........................   Participant loans receivable
                                          (interest rates ranging from
                                          6% to 12%)                       566,866        566,866       566,866
                                                                                      -----------   -----------
                                            Total assets held for
                                              investment purposes                     $19,999,629   $20,443,799
                                                                                      ===========   ===========

-------------------------

*Indicated party in interest.

                                                                     SCHEDULE II

                    TENNECO THRIFT PLAN FOR HOURLY EMPLOYEES

         SCHEDULE OF REPORTABLE TRANSACTIONS -- SERIES OF TRANSACTIONS
    FOR THE PERIOD FROM INCEPTION (APRIL 1, 1996) THROUGH DECEMBER 31, 1996

                                                           NUMBER OF                                      COST
                                                         TRANSACTIONS                                   OF ASSETS     NET
       IDENTITY OF                                     -----------------    PURCHASE       SELLING       SOLD OR      GAIN
      PARTY INVOLVED               DESCRIPTION         PURCHASES   SALES   PRICE(A)(C)   PRICE(B)(C)   DISTRIBUTED   (LOSS)
      --------------               -----------         ---------   -----   -----------   -----------   -----------   ------
Tenneco Inc. .............  Tenneco Inc. common stock       5         1    $ 1,205,815   $    54,863   $    53,454   $1,409
BZW Barclays Global
  Investors...............  BZW Barclays Equity Index
                            Fund                           47        28      3,234,417        60,287        58,601    1,686
BZW Barclays Global
  Investors...............  BZW Barclays U.S. Debt
                            Market Index Fund              32        27      1,804,018        10,844        10,769       75
Fidelity Investments
  Institutional Services
  Co......................  Fidelity Growth Company
                            Fund                           46        43      2,751,133        45,145        44,206      939
INVESCO Funds Group,
  Inc. ...................  INVESCO Value Trust Total
                            Return Fund                    45        30        289,252        13,633        13,357      276
Putnam Management
  Company.................  Putnam New Opportunities
                            Fund                           55        38      2,427,944        99,385        98,897      488
Franklin Templeton........  Templeton Foreign Fund         42        32        279,381        24,584        24,218      366
NationsBank...............  Nations Cash Reserves         145       186     18,438,603    16,102,877    16,102,877       --

-------------------------
(a) Purchase price includes expenses incurred in connection with transactions (i.e., commissions, transfer fees, etc.).

(b) Selling price is net of expenses incurred in connection with transactions.

(c) Current value of asset on transaction date is equal to the purchase/selling price.

NOTE: This schedule is a listing of series of transactions in the same security which exceed 5 percent of the market value of the initial contribution made to the Tenneco Thrift Plan for Hourly Employees. The Trustee initiates and consummates all investment transactions at the direction of the participants.

                                                                    SCHEDULE III

                    TENNECO THRIFT PLAN FOR HOURLY EMPLOYEES

           SCHEDULE OF REPORTABLE TRANSACTIONS -- SINGLE TRANSACTIONS
    FOR THE PERIOD FROM INCEPTION (APRIL 1, 1996) THROUGH DECEMBER 31, 1996

                                                                                                           COST
                                                                                                         OF ASSETS     NET
          IDENTITY OF                                                        PURCHASE       SELLING       SOLD OR      GAIN
        PARTY INVOLVED                     DESCRIPTION                      PRICE(A)(C)   PRICE(B)(C)   DISTRIBUTED   (LOSS)
        --------------                     -----------                      -----------   -----------   -----------   ------
Tenneco Inc. ..................  Tenneco Inc. common stock        Purchase  $  999,998    $       --    $       --      $--
Tenneco Inc. ..................  Tenneco Inc. common stock        Purchase      99,956            --            --      --
BZW Barclays Global
  Investors....................  BZW Barclays Equity Index Fund   Purchase     404,526            --            --      --
BZW Barclays Global
  Investors....................  BZW Barclays Equity Index Fund   Purchase   2,233,039            --            --      --
BZW Barclays Global
  Investors....................  BZW Barclays Equity Index Fund   Purchase     114,749            --            --      --
BZW Barclays Global
  Investors....................  BZW Barclays Equity Index Fund   Purchase     219,961            --            --      --
BZW Barclays Global
  Investors....................  BZW Barclays U.S. Debt Market
                                 Index Fund                       Purchase   1,418,246            --            --      --
BZW Barclays Global
  Investors....................  BZW Barclays U.S. Debt Market
                                 Index Fund                       Purchase     148,913            --            --      --
Fidelity Investments
  Institutional Services
  Co. .........................  Fidelity Growth Company Fund     Purchase     172,271            --            --      --
Fidelity Investments
  Institutional Services
  Co. .........................  Fidelity Growth Company Fund     Purchase     253,011            --            --      --
Fidelity Investments
  Institutional Services
  Co. .........................  Fidelity Growth Company Fund     Purchase   1,673,386            --            --      --
Fidelity Investments
  Institutional Services
  Co. .........................  Fidelity Growth Company Fund     Purchase     168,003            --            --      --
Putnam Management Company......  Putnam New Opportunities Fund    Purchase     120,521            --            --      --
Putnam Management Company......  Putnam New Opportunities Fund    Purchase     675,026            --            --      --
Putnam Management Company......  Putnam New Opportunities Fund    Purchase     880,862            --            --      --
Putnam Management Company......  Putnam New Opportunities Fund    Purchase     147,832            --            --      --
Putnam Management Company......  Putnam New Opportunities Fund    Purchase     107,376            --            --      --
Franklin Templeton.............  Templeton Foreign Fund           Purchase     130,867            --            --      --
NationsBank Texas..............  Nations Cash Reserves            Purchase   1,644,063            --            --      --
NationsBank Texas..............  Nations Cash Reserves            Purchase     764,361            --            --      --
NationsBank Texas..............  Nations Cash Reserves            Purchase     125,114            --            --      --
NationsBank Texas..............  Nations Cash Reserves            Purchase     179,247            --            --      --
NationsBank Texas..............  Nations Cash Reserves            Purchase   3,465,379            --            --      --
NationsBank Texas..............  Nations Cash Reserves            Purchase     765,117            --            --      --
NationsBank Texas..............  Nations Cash Reserves            Purchase   1,404,652            --            --      --
NationsBank Texas..............  Nations Cash Reserves            Purchase   7,004,539            --            --      --
NationsBank Texas..............  Nations Cash Reserves            Purchase     747,502            --            --      --
NationsBank Texas..............  Nations Cash Reserves            Purchase     540,648            --            --      --
NationsBank Texas..............  Nations Cash Reserves            Purchase     296,234            --            --      --
NationsBank Texas..............  Nations Cash Reserves            Purchase     195,640            --            --      --
NationsBank Texas..............  Nations Cash Reserves            Sale              --     1,644,063     1,644,063      --
NationsBank Texas..............  Nations Cash Reserves            Sale              --       745,491       745,491      --
NationsBank Texas..............  Nations Cash Reserves            Sale              --     3,483,565     3,483,565      --
NationsBank Texas..............  Nations Cash Reserves            Sale              --        99,291        99,291      --
NationsBank Texas..............  Nations Cash Reserves            Sale              --     1,005,733     1,005,733      --
NationsBank Texas..............  Nations Cash Reserves            Sale              --       103,736       103,736      --
NationsBank Texas..............  Nations Cash Reserves            Sale              --     6,948,863     6,948,863      --
NationsBank Texas..............  Nations Cash Reserves            Sale              --       477,524       477,524      --
NationsBank Texas..............  Nations Cash Reserves            Sale              --       251,795       251,795      --
NationsBank Texas..............  Nations Cash Reserves            Sale              --       276,344       276,344      --

-------------------------
(a) Purchase price includes expenses incurred in connection with transaction (i.e., commissions, transfer fees, etc.).

(b) Selling price is net of expenses incurred in connection with transaction.

(c) Current value of asset on transaction date is equal to the purchase/selling price.

NOTE: This schedule is a listing of single transactions which exceed 5 percent of the market value of the initial contribution made to the Tenneco Thrift Plan for Hourly Employees. The Trustee initiates and consummates all investment transactions at the direction of the participants.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Tenneco Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          TENNECO THRIFT PLAN FOR HOURLY
                                          EMPLOYEES

Date: June 27, 1997                       By:         /s/ DANA G. MEAD
                                             ----------------------------------
                                                          Dana G. Mead
                                                     Chairman of the Tenneco
                                                       Benefits Committee

                                INDEX TO EXHIBIT

EXHIBIT
NUMBER
-------

   23          --Consent of Independent Public Accountants